FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of September 2005
Commission File Number 333-7182-01


                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F  X           Form 40-F
                            ---                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                     No  X
                         ---                    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


    CEZ files Bid for Pljevlja Power Plant and for Stake in Nearby Coal Mine

The energy corporation, CEZ, has filed its bid today for the acquisition of the Montenegro-based thermo-electric power plant, Pljevlja, and for a 31.1% share in the mining company "Rudnik uglja", A.D., which supplies the power plant with lignite fuel.

"The power plant, Pljevlja, and the neighboring mining company are at the focus of our interest in Southeastern Europe. CEZ Group is already conducting business in the area of distributing electricity in Bulgaria and Romania," says Martin Roman, chairman of the board and CEO of CEZ.

The thermo-electric power plant discussed here is the only thermo-electric power plant in Montenegro with an installed capacity of 210 MW; it covers roughly 40% of the power production in Montenegro. The annual consumption of electricity in Montenegro reaches approximately 4.5 TWh of electric energy, about two-thirds of which are imported from surrounding countries.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            CEZ, a. s.

                                                      ------------------------
                                                           (Registrant)
Date:  October 3, 2005

                                                    By: /s/ Libuse Latalova
                                                       ----------------------
                                                         Libuse Latalova
                                                  Head of Finance Administration